August 12, 2025

D. Kyle Cerminara
Chief Executive Officer
Fundamental Global Inc.
6408 Bannington Road
Charlotte, NC 28226

       Re: Fundamental Global Inc.
           Preliminary Information Statement on Schedule 14C
           Filed July 30, 2025
           File No. 001-36366
Dear D. Kyle Cerminara:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1. We note your disclosure on page 1 and elsewhere that the contingent value rights
       ("CVRs") will be distributed to existing shareholders in connection with the transfer of assets to the CVR Trust. Please confirm, and revise your disclosure to clearly state that shareholders will not provide any consideration to receive the CVRs.
2. Staff Legal Bulletin No. 4 indicates that, when a spun-off entity will not be a reporting company, shareholders and the market must receive "adequate information" about the spun-off entity in order to fit into the safe harbor to avoid registration. Please tell us whether you plan to provide this information and how you plan to communicate it to the CVR holders, if you do not intend to register the transaction.
3. Please revise your disclosure to provide additional information regarding the assets to be transferred to the CVR Trust. Clarify the party or parties that will manage the liquidation and monetization of the assets in the CVR trust and any compensation that those parties will receive for their services, including how those payments may impact the value of the assets in the CVR trust available to shareholders. Also, clarify the
 August 12, 2025
Page 2

       strategy and expected timing for monetizing the assets and the source of any anticipated distributions to CVR holders.
4. Please expand your disclosure to more clearly describe the legacy assets you will retain following the transfer to the CVR Trust, including the nature and book value of the retained assets.
5. Please revise your disclosure to quantify the potential dilutive impact to current shareholders from all recent and pending securities issuances, including pre-funded warrants, on a fully diluted basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-
3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Jim Prestiano